UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-36848

Check-Cap Ltd.

(Exact Name of Registrant as Specified in Charter)

Abba Hushi Avenue

P.O. Box 1271

Isfiya, 30090 Mount Carmel, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

This Form 6-K is being incorporated by reference into Check-Cap Ltd.’s Registration Statements on Form F-3 (File No. 333-262401) and Form S-8 (File No. 333-203384, 333-226490 and 333-259666) filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Annual General Meeting of Shareholders

Check-Cap Ltd. (the “Company”, or “Check-Cap”) will hold an Annual General Meeting of Shareholders on Friday, October 17, 2025, at 10:00 a.m., Eastern Time, at Paul Hastings LLP, 200 Park Avenue, New York, NY 10166. A copy of the Notice of the Annual General Meeting of Shareholders, the Proxy Statement as well as the Proxy Card are attached hereto as Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3, respectively, and are incorporated herein by reference.

Entry into a Material Definitive Agreement

On September 12, 2025, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with MBody AI, a Nevada corporation (“MBody AI”), and CC Merger Sub Inc., a Nevada corporation and a direct, wholly owned subsidiary of Check-Cap (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub will merge with and into MBody AI, with MBody AI surviving as a wholly-owned subsidiary of Check-Cap (such transaction, the “Merger”).

MBody AI is a market-leading artificial intelligence company redefining the future of work through embodied AI. MBody AI is not building robots; it is engineering the “brains of autonomy,” a proprietary AI stack that powers intelligent systems capable of learning, adapting, and optimizing in real time. From its initial focus in hospitality, MBody AI is positioned to expand across warehousing, office management, and healthcare. These verticals represent trillions of dollars in addressable labor spend, and MBody AI is strategically placed to scale rapidly into global markets.

The combined company will be renamed “MBody AI Ltd.” or a similar name. Check-Cap’s legacy business will continue its research and development activities as part of the combined company. The combined company will continue to hold Check-Cap’s legacy assets, consisting primarily of patents and proprietary medical equipment.

The Merger is also expected to complement and create potential synergies with Check-Cap’s Ghost Kitchen franchise rights in New Jersey. The Company expects the combined company to leverage shared technology, operational resources, and market relationships that will enable it to capitalize on the Ghost Kitchen franchise rights.

Upon consummation of the Merger, each holder of shares of MBody AI common stock will receive, for each share of MBody AI common stock, ordinary shares of Check-Cap. Following the closing of the Merger, current MBody AI equityholders will own 90% of the issued and outstanding ordinary shares of the combined company on a fully diluted basis, and current Check-Cap equityholders will own 10% of the issued and outstanding ordinary shares of the combined company on a fully diluted basis.

Subject to the satisfaction or waiver of the closing conditions set forth in the Merger Agreement, MBody AI and Check-Cap expect that the Merger will be consummated in the fourth quarter of 2025. However, it is possible that factors outside the control of both companies could result in the Merger being consummated at a different time, or not at all.

In connection with the closing of the Merger, the Business Combination Agreement, dated as of March 25, 2024, by and between Check-Cap and Apollo Technology Capital Corporation (formerly known as Nobul AI Corp.), a private Ontario corporation (“Apollo”), will be terminated by mutual consent of the parties such that no termination fee will be due to Apollo or Check-Cap, so long as Check-Cap continues to be open to future integration with Apollo. Upon the closing of the Merger, the loans made by Check-Cap to Apollo that are currently outstanding will be converted into a 7.5% equity position in Apollo that will be owned by Check-Cap, and each of the related loan agreements between Check-Cap and Apollo will be cancelled for no further consideration.

The Merger Agreement contains customary representations, warranties and covenants made by the parties, including covenants relating to obtaining the requisite approvals of the security holders of Check-Cap, indemnification of directors and officers, and Check-Cap’s and MBody AI’s conduct of their respective businesses between the date of signing of the Merger Agreement and the closing.

The closing of the Merger is subject to satisfaction or waiver of certain conditions including, among other things, (i) the expiration or termination of any waiting period applicable to the consummation of the Merger under any applicable antitrust law, (ii) the accuracy of representations and warranties under the Merger Agreement (subject to certain materiality exceptions), (iii) the absence of a material adverse effect on MBody AI or Check-Cap, (iv) MBody AI, Merger Sub and Check-Cap’s performance of their respective obligations under the Merger Agreement, and (v) the termination of any shareholders agreements, voting agreements, registration rights agreements, co-sale agreements and any other similar contracts between MBody AI and any holders of MBody AI’s capital stock.

The Merger Agreement contains provisions granting both Check-Cap and MBody AI the right to terminate the Merger Agreement for certain reasons, including, among others, (i) by mutual consent, (ii) by either Check-Cap or MBody AI if the Merger fails to consummate by June 30, 2026, (iii) by either Check-Cap or MBody AI if shareholders of the Company fail to approve the Merger at the Meeting, (iv) by MBody AI if there is an adverse board recommendation of the board of directors of the Company (the “Board”), (v) by either Check-Cap or MBody AI upon a willful and material breach by either party, or (vi) by Check-Cap upon its decision to pursue permitted alternative transactions.

MBody AI and Check-Cap have agreed that, upon the consummation of the Merger, the Board will be comprised of those individuals designated by MBody AI, provided, however, that Check-Cap will have the right to designate one (1) director. They have also agreed to use commercially reasonable efforts to secure a financing in a private placement on terms reasonably acceptable to each of the parties.

The foregoing summary does not purport to be a complete description and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

Exhibit

Exhibit No.	Description
99.1	Notice for the Annual General Meeting of Shareholders.
99.2	Proxy Statement for the Annual General Meeting of Shareholders.
99.3	Proxy Card for the Annual General Meeting of Shareholders.
99.4	Agreement and Plan of Merger, dated September 12, 2025, by and among Check-Cap Ltd., CC Merger Sub Inc. and MBody AI (included as Annex A to Exhibit 99.2).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK-CAP LTD.
(Registrant)

Date: September 12, 2025	By:	/s/ David Lontini
	Name:	David Lontini
	Title:	Interim Chief Executive Officer

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